ROPES & GRAY LLP THREE EMBARCADERO CENTER SAN FRANCISCO, CA 94111-4006 WWW.ROPESGRAY.COM

February 23, 2021	Chelsea M. Childs T +1 415 315 6374 chelsea.childs@ropesgray.com

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Attn: Anu Dubey

Re:	DoubleLine Funds Trust (the “Trust”), with respect to DoubleLine Multi-Asset Trend Fund (the “Fund”), File Nos. 811-22378 and 333-164298

Dear Ms. Dubey:

This letter is being filed to respond to the comments received from you on February 19, 2021, regarding the Trust’s Post-Effective Amendment (“PEA”) No. 82 to its registration statement. PEA No. 82 was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Securities Act”), on Form N-1A on December 11, 2020 to register Class I and Class N shares of the Fund, a new series of the Trust. The Trust expects to file a PEA pursuant to Rule 485(b) under the Securities Act (the “485(b) Filing”) to (i) reflect the revisions discussed herein in response to your comments; (ii) make certain non-material changes as appropriate; and (iii) file exhibits to the registration statement. Capitalized terms used and not defined herein have the meanings given to them in PEA No. 82. In connection with the 485(b) Filing, the Trust hereby states the following:

1.

The Trust acknowledges that in connection with the comments made by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Trust and its management are solely responsible for the content of such disclosure;

2.

The Trust acknowledges that the Staff’s comments, and changes in disclosure in response to the Staff’s comments, do not foreclose the Commission or another regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.

The Trust represents that neither it nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as an affirmative defense in any action or proceeding by the Commission or any person.

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A summary of the Staff’s comments, and the Trust’s responses thereto, are set forth below.

Prospectus

Principal Investment Strategies and Principal Risks (Item 9)

1.

Comment: Please respond in writing whether the list of indices in the table under Description of the BNP Paribas Index Methodology is as of a certain date and whether the list is expected to change frequently.

Response: The list shows the BNP Paribas Index Components as of the Index’s inception in January 2021. The BNP Paribas Index Components are not expected to change absent regulatory changes, market disruptions, unavailability of an index component or other similar events. The Fund will include this language in the 485(b) Filing.

Statement of Additional Information (“SAI”)

General

2.	Comment: With regard to the Fund’s anticipated investment into the Subsidiary, please disclose that the Subsidiary’s investment advisory agreement will comply with Section 15 of the 1940 Act.

Response: The Fund will make the requested change in the 485(b) Filing.

3.	Comment: Please confirm that the Subsidiary’s books and records will be maintained in accordance with Section 31 of the 1940 Act and the rules thereunder.

Response: The Fund confirms that the Subsidiary’s books and records will be maintained in accordance with Section 31 of the 1940 Act and the rules thereunder.

*    *    *    *    *    *

We believe that this submission fully responds to your comments. Please feel free to call me at (415) 315-6374 if you have any questions regarding the foregoing.

Very truly yours,

/s/ Chelsea Childs

Chelsea Childs

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cc:	Adam D. Rossetti, Esq.
Timothy W. Diggins, Esq.
Jeremy C. Smith, Esq.